41 Fairfield Place, West Caldwell, NJ 07006

January 5, 2010

Dear Merrimac Stockholder:

We are pleased to report that Merrimac has entered into a Merger Agreement with Crane Co., and its wholly-owned subsidiary, Crane Merger Co., that provides for the acquisition of Merrimac. Pursuant to the Merger Agreement, Crane Merger Co. has commenced a tender offer today to purchase all of the outstanding shares of Merrimac common stock (the “Shares”), at $16.00 per Share in cash.

The tender offer is conditioned upon, among other things, at least a majority of Merrimac’s outstanding Shares on a fully-diluted basis being tendered and no material adverse effect on Merrimac having occurred. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 2, 2010. Following the consummation of the tender offer, if successful, and subject to the terms and conditions set forth in the Merger Agreement, Crane Merger Co. will merge with and into Merrimac, and Merrimac will continue as the surviving corporation and a wholly-owned subsidiary of Crane Co. Each Share that remains outstanding at the effective time of the merger, other than any Shares owned by Crane Co., Crane Merger Co. or any of their direct or indirect wholly-owned subsidiaries or affiliates, will be converted automatically into the right to receive $16.00 per Share in cash, unless the holder of such Share validly exercises appraisal rights.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, Merrimac’s board of directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of Merrimac and its stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the tender offer and merger). ACCORDINGLY, THE BOARD OF DIRECTORS OF MERRIMAC RECOMMENDS THAT YOU TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Crane Merger Co.’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED SCHEDULE 14D-9 AND THE OTHER MATERIALS CAREFULLY.

The directors and management of Merrimac thank you for the support you have given Merrimac over the years.

Sincerely,

Mason N. Carter
Chairman, President and Chief Executive Officer

Tel: 973-575-1300	Fax: 973-575-0531